Registration No. 333-182371

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

_________________________________________________________________________________________

U.S. BANK NATIONAL ASSOCIATION
(Exact name of Trustee as specified in its charter)

31-0841368
(I.R.S. Employer Identification No.)

800 Nicollet Mall Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)

Melissa A. Rosal
U.S. Bank National Association
190 South LaSalle Street, 7th Floor
Chicago, Illinois 60603
(312) 332-7496
(Name, address and telephone number of agent for service)

_______________________________________________________________________________________

BMW FS SECURITIES LLC
(Depositor of the Trusts described in the registration statement)
(Exact name of obligor as specified in its charter)

Delaware	22-3784653
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Mark W. Redman, Esq.
c/o BMW GROUP
300 Chestnut Ridge Road
Woodcliff Lake, New Jersey 07677
(201) 307-3610
(Address, including zip code, of obligor’s principal executive offices)

Asset-Backed Notes
(Title of the indenture securities)

Item 1.	General Information.

Furnish the following information as to the trustee.

(a) Name and address of each examining or supervising authority to which it is subject.

	Name	Address
	Comptroller of the Currency	Washington, D.C.

(b) Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.	Affiliations with Obligor.

If the obligor is an affiliate of the Trustee, describe each such affiliation.

None.

Item 3. -15.	Items 3-15 are not applicable because to the best of the Trustee's knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.
List of Exhibits.

List below all exhibits filed as a part of this statement of eligibility and qualification.

1. A copy of the Articles of Association of the Trustee.*

2. A copy of the certificate of authority of the Trustee to commence business, attached as Exhibit 2.

3. A copy of the certificate of authority of the Trustee to exercise corporate trust powers, attached as Exhibit 3.

4. A copy of the existing bylaws of the Trustee.**

5. A copy of each Indenture referred to in Item 4.  Not applicable.

6. The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

7. Report of Condition of the Trustee as of June 30, 2013 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.
_____________
*  Incorporated by reference to Exhibit 25.1 to Amendment No. 2 to registration statement on S-4, Registration Number 333-128217 filed on November 15, 2005.
**Incorporated by reference to Exhibit 25.1 to registration statement on S-4, Registration Number 333-166527 filed on May 5, 2010.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, State of Illinois on the 12th of September, 2013.

U.S. BANK NATIONAL ASSOCIATION By: /s/ Melissa A. Rosal Name: Melissa A. Rosal Title: Vice President

Exhibit 2

Comptroller of the Currency
Administrator of National Banks

Washington, DC 20219

CERTIFICATE OF CORPORATE EXISTENCE

I, Thomas J. Curry, Comptroller of the Currency, do hereby certify that:

1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq, as amended, and 12 USC 1, et seq, as amended, has possession, custody, and control of all records pertaining to the chartering, regulation, and supervision of all national banking associations.

2. "U.S. Bank National Association," Cincinnati, Ohio (Charter No. 24), is a national banking association formed under the laws of the United States and is authorized thereunder to transact the business of banking on the date of this certificate.

IN TESTIMONY WHEREOF, today, February 27, 2013, I have hereunto subscribed my name and caused my seal of office to be affixed to these presents at the U.S. Department of the Treasury, in the City of Washington, District of Columbia.

SEAL OF THE
Comptroller
OF THE
CURRENCY

Comptroller of the Currency

Exhibit 3

Comptroller of the Currency
Administrator of National Banks

Washington, DC 20219

CERTIFICATION OF FIDUCIARY POWERS

I, Thomas J. Curry, Comptroller of the Currency, do hereby certify that:

1. The Office of the Comptroller of the Currency, pursuant to Revised Statutes 324, et seq, as amended, and 12 USC 1, et seq, as amended, has possession, custody, and control of all records pertaining to the chartering, regulation, and supervision of all national banking associations.

2. "U.S. Bank National Association," Cincinnati, Ohio (Charter No. 24), was granted, under the hand and seal of the Comptroller, the right to act in all fiduciary capacities authorized under the provisions of the Act of Congress approved September 28, 1962, 76 Stat. 668, 12 USC 92a, and that the authority so granted remains in full force and effect on the date of this certificate.

IN TESTIMONY WHEREOF, today, February 27, 2013, I have hereunto subscribed my name and caused my seal of office to be affixed to these presents at the U.S. Department of the Treasury, in the City of Washington, District of Columbia.

Comptroller of the Currency

Exhibit 6

CONSENT

In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Dated:  September 12, 2013

U.S. BANK NATIONAL ASSOCIATION By: /s/ Melissa A. Rosal Melissa A. Rosal Vice President

Exhibit 7

U.S. Bank National Association
Statement of Financial Condition
As of 6/30/2013

($000’s)

6/30/2013
Assets
Cash and Balances Due From Depository Institutions	$6,618,511
Securities	74,478,321
Federal Funds	79,268
Loans & Lease Financing Receivables	226,554,158
Fixed Assets	4,958,016
Intangible Assets	13,125,133
Other Assets	23,519,520
Total Assets	$349,332,927

Liabilities
Deposits	$260,085,043
Fed Funds	2,946,249
Treasury Demand Notes	0
Trading Liabilities	639,343
Other Borrowed Money	27,488,313
Acceptances	0
Subordinated Notes and Debentures	4,836,320
Other Liabilities	13,040,945
Total Liabilities	$309,036,213

Equity
Common and Preferred Stock	18,200
Surplus	14,216,132
Undivided Profits	24,513,966
Minority Interest in Subsidiaries	$1,548,416
Total Equity Capital	$40,296,714

Total Liabilities and Equity Capital	$349,332,927